

January 27, 2011

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

> **Re:** **Tornier B.V.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-167370**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   In connection with any request for acceleration of the effective date of this registration statement, please update the last sentence of your response to prior comment 1.

2.   We remind you of your representation in your letter to us dated July 15, 2010 that you will file a pre-effective amendment reflecting the conversion from Tornier B.V. to Tornier N.V with sufficient time for resolution of additional comments. We also remind you of response 5 of your letter to us dated January 7, 2011 which states that the date of exhibit 5.1 will be the effective date of your registration statement; that exhibit should be signed.

Our operations involve the use of hazardous materials, page 33

3.   Please update the disclosure in this risk factor to clarify whether you have received formal authorization. We note the disclosure that you anticipated "receiving formal authorization before the end of 2010."

Liquidity and Capital Resources, page 64

Other Liquidity Information, page 66

4.   We reference the disclosure that you believe your current cash balance and existing
        available credit lines will be sufficient to fund your working capital requirements and
        operations in 2010. Please revise to update your ability to fund your operations through
        2011.

5.   As a related matter, please also update to disclose the cash required to fund operations for
        the next 12 months and any material commitments for capital expenditures. Please refer
        to the requirements of Item 303(a)(1) and (2) of Regulation S-K.

Potential Payment upon a Termination or Change in Control, page 130

6.   We note your response to prior comment 2. Please tell us how you determined Mr.
        Epinette's gross salary is equal to $360,628 based on the amount of his base salary of
        $278,171.44 mentioned in item (i) of your response to that comment and the two different
        amounts of his incentive bonus of $82,456.38 and $30,052.32 mentioned in item (ii) of
        that response.

Exhibit 5.1

7.   Please expand your response to prior comment 7 to tell us whether investors can obtain
        certificates for their shares in their name. If not, please tell us why you believe you need
        not disclose this information.

Exhibit 99.1

8.   We note your response to prior comment 8. Although exhibit 99.1 appears to consent to
        the applicable disclosure in the amendment with which it was filed and such disclosure in
        subsequent amendments, it is unclear whether the consent would cover new disclosure
        like the disclosure cited in prior comment 8. Please file an updated consent. In this
        regard, please also tell us how you confirmed that the industry and market data included
        in the prospectus reflects the most recent available information.

9.   The information from the material mentioned in your response to prior comment 8 does
        not appear to support the disclosure in item (ii) in the last paragraph on page 81 that you
        represented about 18% of the U.S. shoulder device market in 2008. Please advise or
        revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Cristopher Greer, Esq.